PRESS RELEASE

Company Contacts		IR Agency Contact
Guy Avidan, VP Finance & CFO AudioCodes Tel: +972-3-976-4000 guy.avidan@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Erik Knettel, Grayling Tel: +1-646-284-9415 erik.knettel@grayling.com

AudioCodes Updates 2012 Outlook

Lod, Israel – March 26, 2012 - AudioCodes (NasdaqGS: AUDC), a leading provider of Voice over IP (VoIP) technologies and Voice Network products, today announced that the Company’s preliminary estimates for full year 2012 revenue would be below previous guidance, given the lower than expected revenues in the first quarter of 2012.

The Company is now projecting revenues for the first quarter of 2012 to be in the range of $32 million to $35 million and for the full year 2012 are expected to be in the range of $140 million to $150 million. As a result, the Company also expects the net income per share for 2012 to be lower than previously forecasted. The revised estimates for the first quarter and full year 2012 reflect weakness in sales in North America including among others decline in OEM business and lower than anticipated government sales.

AudioCodes will provide further commentary on these issues and their potential impact on the Company's expected full year 2012 results during its first quarter financial results conference call.

About AudioCodes

AudioCodes Ltd. (NasdaqGS: AUDC) designs, develops and sells advanced Voice over IP (VoIP) and converged VoIP and Data networking products and applications to Service Providers and Enterprises. AudioCodes is a VoIP technology market leader focused on converged VoIP and data communications and its products are deployed globally in Broadband, Mobile, Enterprise networks and Cable. The Company provides a range of innovative, cost-effective products including Media Gateways, Multi-Service Business Gateways, Session Border Controllers (SBC), Residential Gateways, IP Phones, Media Servers and Value Added Applications. AudioCodes’ underlying technology, VoIPerfectHD™, relies on AudioCodes’ leadership in DSP, voice coding and voice processing technologies. AudioCodes’ High Definition (HD) VoIP technologies and products provide enhanced intelligibility and a better end user communication experience in Voice communications. For more information on AudioCodes, visit http://www.audiocodes.com.

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Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2012 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, OSN, SmartTAP, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP and 3GX are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

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